Primega Group Holdings Limited

April 25, 2024

Via EDGAR

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Primega Group Holdings Limited
Registration Statement on Form F-1
Filed March 6, 2024
File No. 333-277692

Dear Mr. Regan:

This letter is in response to the letter dated March 29, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Primega Group Holdings Limited (the “Company,” “we,” and “our”). For ease of reference the Commission’s comment is recited below and is followed by our response. An amended registration statement on Form F-1 (“Amended Registration Statement No.1”) is being filed to accompany this letter.

Registration Statement on Form F-1

General

1. Given the size of the offering relative to the number of common shares outstanding and held by non-affiliates, please provide us with a detailed legal and factual analysis explaining your basis for determining that this secondary offering is eligible to be made under Rule 415(a)(1)(i) and why it should not be treated as a primary offering. In responding, please consider the guidance set forth in Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the proposed resale of 5,762,500 ordinary shares of the Company (the “Resale Shares”), par value US$0.00005 per ordinary share (the “Ordinary Shares”), consisting of 250,000 Ordinary Shares offered by the Company’s director and controlling shareholder, Mr. Man Siu Ming (the “Selling Shareholder”), and an aggregate of 5,512,500 Ordinary shares offered by Dusk Moon International Limited (“Dusk Moon”), Moss Mist Investment Limited (“Moss Mist”), Primewin Corporate Development Limited (“Primewin”), Shun Kai Investment Development Limited (“Shun Kai”) and Mr. Man Siu Ming (collectively, the “Reselling Shareholders,” and each, a “Reselling Shareholder”) as contemplated in the Registration Statement, is not an indirect primary offering and is a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Our analysis of the six enumerated factors contained in Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (“C&DI.612.09”) is as follows:

Background

In 2018, Mr. Man Siu Ming founded the Company’s operating subsidiary, Primega Construction Engineering Co. Limited (“Primega Construction”) and owned 100% of its shares. In 2022, as part of a reorganization, the Company acquired, through its wholly owned subsidiary, Celestial Power Group Limited, all the shares of Primega Construction from the Mr. Man Siu Ming and, as consideration for such, issued 11,249,999 ordinary shares of the Company, par value $0.0001 per share, to the Selling Shareholder on April 14, 2022.

On July 20, 2022, Mr. Man Siu Ming entered into a sale and purchase agreement with each of Primewin and Shun Kai (collectively, the “2022 Sales and Purchase Agreements”). Pursuant to the 2022 Sales and Purchase Agreements, Mr. Man Siu Ming sold 551,250 ordinary shares of the Company to each of Primewin and Shun Kai, for a consideration of $103,000 each. The consideration for the Ordinary Shares was determined by way of negotiations between Mr. Man Siu Ming, Primewin and Shun Kai, with reference to the net asset value of the Company as of March 31, 2022, as determined from the unaudited management accounts of the Company and its subsidiaries (the “Group”) for the year ended March 31, 2022.

On December 5, 2023, Mr. Man Siu Ming entered into a sale and purchase agreement with each of Dusk Moon, and Moss Mist (collectively, the “2023 Sale and Purchase Agreements”). Pursuant to the 2023 Sale and Purchase Agreements, Mr. Man Siu Ming sold 551,250 ordinary shares of the Company to each of Dusk Moon and Moss Mist, for a consideration of $206,000 each. The consideration for the Ordinary Shares was determined by way of negotiations between Mr. Man Siu Ming, Dusk Moon and Moss Mist, with reference to the net asset value of the Company as of September 30, 2023, as determined from the unaudited management accounts of the Group for the six months ended September 30, 2023.

On February 28, 2024, the Company conducted a 2-for-1 share split, after which the authorized share capital of the Company consists of $50,000 divided into 1,000,000,000 Ordinary Shares, par value US$0.00005 each, and the issued share capital of the Company consists of $1,125 divided into 22,500,000 Ordinary Shares, par value US$0.00005 per share.

The Company filed the Registration Statement to register for the resale of (a) 250,000 Ordinary Shares offered by the Selling Shareholder, Mr. Man Siu Ming, and (b) up to 5,512,500 Ordinary shares offered by the Reselling Shareholders, including (i) up to 1,102,500 Ordinary Shares offered by Dusk Moon, (ii) up to 1,102,500 Ordinary Shares offered by Moss Mist, (iii) up to 1,102,500 Ordinary Shares offered by Primewin, (iv) up to 1,102,500 Ordinary Shares offered by Shun Kai, and (v) up to 1,102,500 Ordinary Shares offered by Mr. Man Siu Ming. The 250,000 Ordinary Shares offered by the Selling Shareholder are being underwritten by Eddid Securities USA Inc., the underwriter (the “Underwriter”) for the Company’s initial public offering (the “IPO”).

Factor 1: How Long the Selling Stockholders Have Held the Securities

Mr. Man Siu Ming has held his respective Resale Shares since April 14, 2022. Primewin and Shun Kai have held their respective Resale Shares since the transfer of shares on July 20, 2022 pursuant to the 2022 Sale and Purchase Agreements. The Company believes that the length of time during which Mr. Man Siu Ming, Primewin and Shun Kai have held their shares demonstrates the sale of the Resale Shares offered by these Reselling Shareholders is not a primary offering being conducted by or on behalf of the Company.

Dusk Moon and Moss Mist have held their respective Resale Shares since the transfer of shares on December 5, 2023 pursuant to the 2023 Sale and Purchase Agreements.

While the presumption is that the longer securities are held, the less likely it is that a selling shareholder is acting as a conduit for a primary offering, such a factor is not determinative, and the Commission has, in fact, specifically recognized that a short holding period does not by itself negate valid investment intent. The Staff regularly permits issuers to register privately issued shares for resale promptly following, or even prior to, the closing of a private placement transaction.

Factor 2: Circumstances Under Which the Securities Were Acquired

The circumstances under which the Selling Shareholder and each Reselling Shareholder acquired their respective Resale Shares have been discussed in detail under the heading “Background” above.

Except for the 250,000 Ordinary Shares offered by Mr. Man Siu Ming that are being underwritten by the Underwriter, the Selling Shareholder and Reselling Shareholders have not entered into any other underwriting relationship or arrangement with the Company, nor have they received any commission or other payment from the Company in connection with the resale of any of its securities. The Company will receive no proceeds from the resale of the shares, if any, by the Selling Shareholder and the Reselling Shareholders. The Company believes these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Shareholder and the Reselling Shareholders, have taken place or are intended to take place if the Registration Statement is declared effective.

Factor 3: Relationship of the Selling Shareholder and Reselling Shareholders to the Issuer

Mr. Man Siu Ming, the Selling Shareholder and a Reselling Shareholder, is the controlling shareholder and the chairman of the board of directors of the Company. Except for Mr. Man Siu Ming, no other Reselling Shareholder is an affiliate of the Company.

Primewin was one of the Company’s major customers for the years ended March 31, 2021 and 2022. The owner of Shun Kai, Mr. Chan Wan Yiu, is an employee of Primega Construction, which is the Company’s operating subsidiary. Except for the above, the Company does not have other material relationships with any of the Selling Shareholder and Reselling Shareholders.

Notwithstanding the Company’s relationship with Mr. Man Siu Ming, Primewin and Shun Kai, except for the 250,000 Ordinary Shares offered by Mr. Man Siu Ming that are being underwritten by the Underwriter, the Company does not have any other underwriting relationship with any of the Selling Shareholder and Reselling Shareholders or any other contractual, legal, or other relationship that would allow the Company to control the timing, nature, or amount of resales of the resale shares following the effectiveness of the Registration Statement or even whether any such resale shares are resold at all under the Registration Statement. None of the Selling Shareholders and Reselling Shareholders received any commission or other payment from the Company in connection with the resale of their respective Resale Shares. To the Company’s knowledge, at no time has a Selling Shareholder or Reselling Shareholder been affiliated with or acted as a securities broker-dealer or representative thereof. To the extent that the Selling Shareholder and Reselling Shareholders sell their respective Resale Shares, the Selling Shareholder and Reselling Shareholders will retain all proceeds from such resales, and the Company will not receive any of the proceeds from the resales.

No registration rights were granted to Primewin, Shun Kai, Dusk Moon and Moss Mist (collectively, the “Purchasers”) in the 2022 Sale and Purchase Agreements and the 2023 Sale and Purchase Agreements.

The Reselling Shareholders were selected to participate in this resale offering because, except for Mr. Man Siu Ming, (i) no other Reselling Shareholders is an affiliate of the Company, and (ii) the number of shares held by each other Reselling Shareholder is less than 5% of the outstanding shares of the Company, the resale of which the Company believes is less likely to cause fluctuations in the market price of the Ordinary Shares following the initial public offering.

Factor 4: Amount of Shares Involved

The total number of Ordinary Shares registered for resale is 5,762,500, representing 25.61% of the Company’s issued and outstanding shares as of the date hereof, consisting of (a) 250,000 Ordinary Shares offered by the Selling Shareholder, Mr. Man Siu Ming, and being underwritten, and (b) 5,512,500 Ordinary shares offered by the Reselling Shareholders, including (i) 1,102,500 Ordinary Shares offered by Dusk Moon, (ii) 1,102,500 Ordinary Shares offered by Moss Mist, (iii) 1,102,500 Ordinary Shares offered by Primewin, (iv) 1,102,500 Ordinary Shares offered by Shun Kai, and (v) 1,102,500 Ordinary Shares offered by Mr. Man Siu Ming.

Except for Mr. Man Siu Ming, who owns 80.4% of the outstanding shares as of the date hereof and is seeking to register an aggregate of 6% of the outstanding shares of the Company, none of the Reselling Shareholders holds or is seeking to register more than 5% of the outstanding shares of the Company.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

Based on the information supplied to the Company by the Reselling Shareholders, each of the Reselling Shareholders, except for Mr. Man Siu Ming, is a holding company 100% controlled by an individual. To the Company’s knowledge, the Reselling Shareholders are not, nor have they ever been, in the business of underwriting securities.

Factor 6: Whether under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

The Company respectfully submits that it believes that the circumstances of the offering do not indicate that the Selling Shareholder and Reselling Shareholders are selling their respective Resale Shares on behalf of the Company. The Company will receive no portion of the proceeds from any resales. None of the Selling Shareholder and Reselling Shareholders acquired their respective Resale Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale or that the Company had any financial interest in the resale of its respective resale shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Shareholder and Reselling Shareholders are not in the business of underwriting securities. In light of the facts described above, we respectfully advise the Staff that we believe the Selling Shareholder and Reselling Shareholders are not acting as underwriters on behalf of, or as a conduit for, the Company.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hui Chun Kit
Name:	Hui Chun Kit
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC